UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Immediate Report regarding a Tax Authority Notification

Item 1

Immediate Report re Tax Authority Notification

Pursuant to the Company's immediate report dated December 31, 2013 (reference number 2013-01-113563), regarding an assessment by the Tax Authority stating that the Company is required to make an additional tax payment in the amount of $230 million, over and above the amount paid for the years 2009 to 2011, the Company hereby wishes to announce that following an opposition that it has submitted against the assessment, on January 27, 2015, it received an order from the Tax Authority which puts the additional tax amount at about $200 million. As mentioned, the Tax Authority’s main contention is that the ICL subsidiaries, Dead Sea Works and Rotem Amfert Negev, are not entitled to benefits under the Encouragement of Capital Investments Law, as of the effective date of Amendment No. 60 of the said Law in 2005.

The Company disagrees with the Tax Authority's position and with the assistance of its legal counsels is planning to appeal the order.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: January 28, 2015